                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the Period Ended December 31, 1997
                          Commission File No.: 0-23146
                             ----------------------

                               REDFED BANCORP INC.
               (Exact Name of Issuer as Specified in its Charter)

         Delaware                                             33-0588105
(State of Incorporation)            (IRS Employer Identification No.)

                300 East State Street, Redlands, California 92373
                    (Address of Principal Executive Offices)

                            ------------------------

                              Redlands Federal Bank
                              Employee 401(k) Plan
              (Formerly Redlands Federal Bank Profit Sharing Plan)
                            (Full Title of the Plan)
                         ------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period ________________ to ______________.

Anne Bacon                                        Copies to:
President and Chief Executive Officer       Todd H. Baker, Esq.
RedFed Bancorp Inc.                         Gibson, Dunn & Crutcher LLP
300 East State Street                       One Montgomery
Redlands, California 92373                  Telesis Tower
(909) 335-3551                              San Francisco, CA 94104-4505
(Name, Address and Telephone                (415) 393-8200
Number of Agent for Service)

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN

                             REQUIRED INFORMATION

         ITEM 4. The Redlands Federal Bank Employee 401(k) Savings Plan, formerly Redlands Federal Bank Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

         FINANCIAL STATEMENTS. Listed below are all financial statements and schedules filed as a part of the annual report.

         (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits.

EXHIBITS

(23) - AUDITORS' CONSENT

                           REDLANDS FEDERAL BANK
                           EMPLOYEE 401(k) SAVINGS PLAN

                           Financial Statements and
                           Supplemental Schedules

                           December 31, 1997 and 1996

                           (With Independent Auditors' Report Thereon)

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)



           Index to Financial Statements and Supplemental Schedules
           --------------------------------------------------------

                                                                                             Page
Independent Auditors' Report                                                                 1

Statements of Net Assets Available for Plan Benefits, with Fund Information -
     December 31, 1997 and 1996                                                              2

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information -
     Years ended December 31, 1997 and 1996                                                  4

Notes to Financial Statements                                                                6

                                                                                         Schedule
Line 27a - Schedule of Assets Held for Investment Purposes -  December 31, 1997              1

Line 27d - Schedule of Reportable Transactions - Year ended December 31, 1997                2


Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

                         Independent Auditors' Report
                         ----------------------------

The Trustees
Redlands Federal Bank
   Employee 401(k) Savings Plan
Redlands, California:


We have audited the accompanying statements of net assets available for plan benefits, with fund information of the Redlands Federal Bank Employee 401(k) Savings Plan (the Plan), formerly Redlands Federal Bank Employee Profit Sharing Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG Peat Marwick LLP

Orange County,  California
June 5, 1998

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)
                    Statements of Net Assets Available for
                    --------------------------------------
                     Plan Benefits, with Fund Information
                     ------------------------------------
                          December 31, 1997 and 1996
                          --------------------------

                                                                       1997
                                                                       ----
                             -------------------------------------------------------------------------------------------------------
                                           Warburg/    Mainstay
                                Strong      Pincus      Value        Mainstay  NY Life     Employer   Participant
                             Opportunity International  Equity     Multi-Asset Anchor       Stock        Loan
                                 Fund        Fund        Fund          Fund    Account       Fund        Fund     Other   Total
                             ----------- ------------- --------    ----------- -------     --------   ----------- -----   -----
         Assets
   Investments (note 3):
     Interest bearing cash
       and cash equivalents  $    ---          ----         ---           ---          ---    179,485       ---       ---    179,485
  Interest in pooled separate
     accounts                     ---          ----         ---           ---    1,409,732        ---       ---       ---  1,409,732

  Mutual funds                498,115       124,202     417,782     1,062,017          ---        ---       ---       ---  2,102,116
  RedFed Bancorp Inc.
   common stock                   ---           ---         ---           ---          ---  3,159,251       ---       ---  3,159,251
  Loans to participants           ---           ---         ---           ---          ---              296,874       ---    296,874
                           ----------     ---------   ---------    ----------   ---------- ---------- ---------  -------- ----------
  Total investments
   at fair value              498,115       124,202     417,782     1,062,017    1,409,732  3,338,736   296,874       ---  7,147,458

  Interest receivable             ---           ---         ---           ---        7,377        840     1,747       ---      9,964
    Employee
    contributions receivable      ---           ---         ---           ---          ---        ---       ---    21,715     21,715
                           ----------     ---------   ---------    ----------   ---------- ---------- ---------  -------- ----------
  Net assets available
   for plan benefits       $  498,115       124,202     417,782     1,062,017    1,417,109  3,339,576   298,621    21,715  7,179,137
                           ==========     =========   =========    ==========   ========== ========== =========  ======== ==========
  Net assets available
   to:
  Terminated participants  $   62,223            89      33,460       177,925      102,216  1,118,952    25,802      ----  1,520,667

  Continuing participants     435,892       124,113     384,322       884,092    1,314,893  2,220,624   272,819    21,715  5,658,470
                           ----------     ---------   ---------    ----------   ---------- ---------- ---------  -------- ----------

  Net assets available
  for plan benefits        $  498,115       124,202     417,782     1,062,017    1,417,109  3,339,576   298,621    21,715  7,179,137
                           ==========     =========   =========    ==========   ========== ========== =========  ======== ==========

See accompanying notes to financial statements.

                                                                            Page

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)
                    Statements of Net Assets Available for
                    --------------------------------------
                Plan Benefits, with Fund Information, Continued
                -----------------------------------------------


                                                                                1996
                                           -----------------------------------------------------------------------------
                                                             Warburg/        Mainstay
                                             Strong          Pincus           Value          Mainstay         NY Life
                                           Opportunity    International       Equity        Multi-Asset       Anchor
                                              Fund            Fund             Fund            Fund           Account
                                           ------------   -------------    -------------   -------------   -------------
                  Assets

Investments (note 3):
  Interest bearing cash and cash
       equivalents                         $       --              --              --              --              --
  Interest in pooled separate accounts             --              --              --              --       1,604,923
  Mutual funds                                174,478          57,267         194,563         979,953              --
  RedFed Bancorp Inc. common  stock                --              --              --              --              --

  Loans to participants
                                           ------------   -------------   -------------   -------------   -------------
    Total investments at fair value           174,478          57,267         194,563         979,953       1,604,923

Interest receivable                                --              --              --              --              --
Employee contributions receivable
                                           ------------   -------------   -------------   -------------   -------------
Net assets available for plan benefits     $  174,478          57,267        194,563          979,953       1,604,923
                                           ============   =============   =============   =============   =============

Net assets available to:
   Terminated participants                 $   25,531              --             --          161,838         152,447
   Continuing participants                    148,947          57,267        194,563          818,115       1,452,476
                                           ------------   -------------   -------------   -------------   -------------
Net assets available for plan benefits     $  174,478          57,267        194,563          979,953       1,604,923
                                           ============   =============   =============   =============   =============

                                           ------------------------------------------------------------
                                             Employer      Participant
                                               Stock          Loan
                                               Fund            Fund          Other            Total
                                           ------------   -------------   -------------   -------------
       Assets

Investments (note 3)
  Interest bearing cash and cash
       equivalents                              130,493             --              --        130,493
  Interest in pooled separate accounts               --             --              --      1,604,923
  Mutual funds                                       --             --              --      1,406,261

  RedFed Bancorp Inc. common  stock           2,682,612             --              --      2,682,612

  Loans to participants                                        293,527                        293,527
                                           ------------   -------------   -------------  -------------
    Total investments at fair value           2,813,105        293,527              --      6,117,816

Interest receivable                                 575          1,335              --          1,910
Employee contributions receivable                    --             --          18,083         18,083
                                           ------------   -------------   -------------  -------------
Net assets available for plan benefits     $  2,813,680        294,862          18,083      6,137,809
                                           ============   =============   =============  =============

Net assets available to:
   Terminated participants                    1,072,311         39,657             ---      1,451,784
   Continuing participants                    1,741,369        255,205          18,083      4,686,025
                                           ------------   -------------   -------------  -------------
Net assets available for plan benefits     $  2,813,680        294,862          18,083      6,137,809
                                           ============   =============   =============  =============

See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)
               Statements of Changes in Net Assets Available for
               -------------------------------------------------
                Plan Benefits, with Fund Information, Continued
                -----------------------------------------------

                     Years ended December 31, 1997 and 1996
                     --------------------------------------

                                      1997
                                      ----

                                           ----------------------------------------------------------------------
                                                           Warburg/        Mainstay
                                             Strong         Pincus          Value        Mainstay        NY Life
                                          Opportunity    International      Equity      Multi-Asset      Anchor
                                              Fund           Fund            Fund          Fund          Account
                                          -----------    -------------    ----------    -----------     ---------
 Additions (deductions) in net assets
  attributed to:
   Investment income:
     Net unrealized appreciation
        (depreciation) of investments     $     (450)         (30,667)        (7,050)        92,382           ---

     Interest from investments                   ---              ---            ---            ---        92,582

     Interest from loans toparticipants          ---              ---            ---            ---           ---

     Dividends                                64,925           17,837         65,484        117,496           ---
     Net realized gain on sale of
      investments                              5,705              301          2,986         21,626           ---
                                          -----------    -------------     ----------     ----------    ----------
                                              70,180          (12,529)        61,420        231,504        92,582
  Tax deferred employee contributions         55,284            9,252         27,726         17,587       172,964
                                          -----------    -------------     ----------     ----------     ----------
Total additions (deductions)                 125,464           (3,277)        89,146        249,091       265,546

Deductions from net assets attributed to:
  Benefits paid to participants              (10,987)          (3,376)        (2,492)      (130,293)     (214,606)

  Fees and commissions paid                        9              ---            ---            (91)         (505)
                                          -----------    -------------     ----------     -----------     ---------

  Total deductions                           (10,978)          (3,376)        (2,492)      (130,384)     (215,111)

Transfers between funds (net)                209,151           73,588        136,565        (36,643)     (238,249)
                                          -----------    -------------     ----------     -----------     ---------

Net increase (decrease) in fund
     balance                                 323,637           66,935        223,219         82,064      (187,814)

Net assets available for plan benefits:

  Beginning of year                          174,478           57,267        194,563        979,953     1,604,923
                                          -----------    -------------     ----------     -----------   ----------

  End of year                             $  498,115          124,202        417,782      1,062,017     1,417,109
                                          ===========    =============     ==========     ===========   ==========

                                          ------------------------------------------------------------
                                           Employer        Participant
                                            Stock             Loan
                                             Fund             Fund              Other         Total
                                          ----------      ------------       -----------   -----------

Additions (deductions) in net assets
  attributed to:
   Investment income:
     Net unrealized appreciation
        (depreciation) of investments     1,013,345              ---                ---     1,067,560

     Interest from investments                6,784              ---                ---        99,366

     Interest from loans toparticipants                       15,784                ---        15,784

     Dividends                                  ---              ---                ---       265,742
     Net realized gain (loss) on sale of
      investments                            64,402              ---                ---        95,020
                                          ----------      ------------       -----------   -----------
                                          1,084,531           15,784                ---     1,543,472
  Tax deferred employee contributions         3,463              ---             21,715       307,991
                                          ----------      ------------       -----------   -----------
Total additions (deductions)              1,087,994           15,784             21,715     1,851,463

Deductions from net assets attributed to:
  Benefits paid to participants            (424,889)         (21,729)               ---      (808,372)
  Fees and commissions paid                  (1,176)             ---                ---        (1,763)
                                          ----------      ------------       -----------   -----------

  Total deductions                         (426,065)         (21,729)               ---      (810,135)

Transfers between funds (net)              (136,033)           9,704            (18,083)          ---
                                          ----------      ------------       -----------   -----------

Net increase (decrease) in fund
     balance                                525,896            3,759              3,632     1,041,328

Net assets available for plan benefits:

  Beginning of year                       2,813,680          294,862             18,083     6,137,809
                                          ----------      ------------       -----------   -----------

  End of year                             3,339,576          298,621             21,715     7,179,137
                                          ==========      ============       ===========   ===========

See accompanying notes to financial statements

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)
                 Statements of Changes in Net Assets Available
                 ---------------------------------------------
              for Plan Benefits, with Fund Information, continued
              ---------------------------------------------------

                                                                                      1996
                                                                                      ----
                                            --------------------------------------------------------------------------------------
                                                           Warburg/    Mainstay
                                              Strong        Pincus       Value     Mainstay     NY Life    Employer    Participant
                                            Opportunity  International  Equity    Multi-Asset    Anchor     Stock         Loan
                                               Fund          Fund        Fund         Fund      Account      Fund         Fund
                                            -----------  ------------- ---------  ----------- -----------  ---------- ------------

Additions (deductions) in net assets
   attributed to:
 Investment income:

   Net unrealized appreciation
      (depreciation) of investments         $   (8,507)        (667)     (10,874)      26,143        ---     670,653          ---
                                                   ---          ---          ---          ---     51,601         965        1,353
   Interest from investments
                                                   ---          ---          ---          ---        ---        ---        16,513
   Interest from loans to participants

   Dividends                                    15,693        1,963       18,639       36,438        ---      1,179          ---
   Net realized gain (loss) on sale of
      investments                                   (1)         ---          ---        7,881        ---     29,617          ---
                                            -----------  ------------- ---------  ----------- -----------  ---------- ------------
                                                 7,185        1,296        7,765       70,462     51,601    702,414       17,866

 Tax deferred employee contributions             4,573          486        2,433       48,145    117,352        131         ---
                                            -----------  ------------- ---------  ----------- -----------  ---------- ------------
Total additions                                 11,758        1,782       10,198      118,607    168,953    702,545      17,866

Deductions from net assets attributed to:
   Benefits paid to participants                   ---          ---          ---      (70,654)  (132,631)   (88,963)    (36,504)
                                                    --          ---          ---           --        ---        ---      (1,100)
   Fees for participant loans               -----------  ------------- ---------  ----------- -----------  ---------- ------------

 Total deductions                                   --          ---          ---      (70,654)  (132,631)   (88,963)    (37,604)

 Transfers between funds (net)                 162,720       55,485      184,365      932,000  1,568,601   (375,102)    (73,623)
                                            -----------  ------------- ---------  ----------- -----------  ---------- ------------

Net increase (decrease) in fund
       balance                                 174,478       57,267      194,563      979,953  1,604,923    238,480     (93,361)

Net assets available for plan benefits:

   Beginning of year                               ---          ---          ---          ---        ---  2,575,200     388,223
                                            -----------  ------------- ---------  ----------- -----------  ---------- ------------

   End of year                              $  174,478       57,267      194,563      979,953  1,604,923  2,813,680     294,862
                                            ===========  ============= =========  =========== ===========  ========== ============

                                             ------------------------------------------------------
                                              Balanced      Savings
                                                Fund          Fund           Other         Total
                                             ----------    ----------     -----------    ----------

Additions (deductions) in net assets
   attributed to:
 Investment income:
   Net unrealized appreciation
      (depreciation) of investments               ---                                      676,748
                                                2,136        48,068             ---        104,123
   Interest from investments
                                                  ---           ---             ---         16,513
   Interest from loans to participants

   Dividends                                    6,114           ---             ---         80,026
   Net realized gain (loss) on sale of
      investments                              47,493       (25,235)            ---         59,755
                                             ----------    ----------     -----------    ----------
                                               55,743        22,833             ---        937,165

 Tax deferred employee contributions              ---       111,590          18,083        302,793
                                             ----------    ----------     -----------    ----------


Total additions                                55,743       134,423          18,083      1,239,958

Deductions from net assets attributed to:
   Benefits paid to participants              (33,481)     (121,319)           ---        (483,552)
                                                  ---           ---            ---          (1,100)
                                             ----------    ----------     -----------    ----------

   Fees for participant loans

 Total deductions                             (33,481)     (121,319)           ---        (484,652)

 Transfers between funds (net)               (881,652)   (1,572,794)           ---             ---
                                             ----------    ----------     -----------    ----------

Net increase (decrease) in fund
       balance                               (859,390)   (1,559,690)        18,083         755,306

Net assets available for plan benefits:

   Beginning of year                          859,390     1,559,690            ---       5,382,503
                                             ----------    ----------     -----------    ----------

   End of year                            $       ---           ---         18,083       6,137,809
                                             ==========    ==========     ===========    ==========

See accompanying notes to financial statements.

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                         Notes to Financial Statements
                         -----------------------------

                          December 31, 1997 and 1996
                          --------------------------



(1)    Description of Plan

       The following description of the Redlands Federal Bank Employee 401(k) Savings Plan (the Plan) formerly Redlands Federal Bank Employee Profit Sharing Plan provides only general information. Participants should refer to the Plan agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing plan covering all eligible employees of Redlands Federal Bank (the Bank). Established January 1, 1958, the Plan provides for retirement, death and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Effective July 1, 1996 the Plan was amended such that New York Life (NYL) Trust Company serves as the trustee. During 1995 and through June 30, 1996 Imperial Trust Company served as the plan trustee.

       On November 30, 1997, RedFed Bancorp, Inc. (the Company) the parent company of Redlands Federal Bank, signed a definitive Agreement and Plan of Merger (the Merger) pursuant to which the Company will be merged into a wholly owned subsidiary of Golden State Bancorp, Inc. (GSB). It is expected that the merger of the Company by GSB will be consummated in July 1998. No further contributions to the Plan were permitted after June 15, 1998, due to the merger. Upon completion of the merger by GSB, the Plan will be terminated and all Plan assets will be distributed in the form of participant benefits.

       Contributions

       Under the Plan, participants may contribute up to 15% of pre-tax earnings into the Plan. The employer contribution is discretionary and determined by the Bank for each fiscal year. The Bank has the right under the Plan to discontinue such contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. No contributions were permitted after June 15, 1998 due to the merger.

       Eligibility and Vesting

       Employees of Redlands Federal Bank become eligible to participate in the Plan on January 1st coincidental with or next following the date of employment. Participants are 100% vested in both pre-tax participant contributions and employer profit sharing contributions, including any earnings. Participants are credited with a year of vesting service for each plan year which they complete at least 1,000 hours of service.

       Participant Accounts

       Participant balances accumulated in the Plan prior to January 1, 1990 are maintained in the participant's Profit-Sharing Account. No new contributions are credited to a participant's Profit-Sharing Account. The balance is fully participant directed. Participant balances are maintained in this account as they are available for hardship withdrawals. Profit Sharing Accounts are included in various funds within the Plan.

       The Plan currently maintains six investment funds: the Strong Opportunity Fund, the Warburg/Pincus International Fund, the Mainstay Value Equity Fund, the Mainstay Multi-Asset Fund, the New York Life Anchor Account and the Employer Stock Fund. Participants may elect at any time which fund or combination of the funds they wish to have their portion of the total Plan funds invested. The investments in these funds shall consist of the following:

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


                    Notes to Financial Statements, Continued
                    ----------------------------------------


       Strong Opportunity Fund

       Trust assets shall be invested primarily in equity securities of medium sized companies, including common and preferred stocks, warrants, convertible bonds, and cash and cash equivalents.

       Warburg/Pincus International Fund

       Trust assets shall be invested primarily in equity securities of companies, wherever organized, with their principal business activities and interests outside of the United States.

       Mainstay Value Equity Fund

       Trust assets shall be invested primarily in equity securities; including common stocks and convertible securities. Other investments could include: American Depositary Receipts or European Depositary Receipts, futures and options, and foreign currency exchange transactions.

       Mainstay Multi-Asset Fund

       Trust assets shall be primarily invested in common stocks, fixed income securities, and money market instruments. Other investments could include: foreign securities, foreign currency transactions, futures transactions or interest rate, index, and currency exchange rate swap agreements.

       New York Life Anchor Account

       Trust assets shall be invested in a New York Life Insurance Company pooled account invested in income securities of the following types:
       Asset-backed securities, Mortgage-backed securities, Agencies and Corporates.

       Employer Stock Fund

       Trust assets shall be invested in RedFed Bancorp Inc. stock and cash and cash equivalents.

       Participant Loan Fund

       Participants may borrow from the Plan a total amount not to exceed the lesser of $50,000 or 50% of the participant's vested interest in the Plan. Participant's promissory notes are for fixed terms and require regular periodic repayment by payroll deductions. Participants are charged a fee for each loan which reduces the value of their vested interest.


       Payment of Benefits

       Upon termination from employment, any participant balance less than $3,500 is automatically distributed to the participant. Participants with a balance of $3,500 may elect to receive a distribution or maintain their account in the Plan. Upon the completion of the merger by GSB, the plan will be terminated and all plan assets will be distributed in the form of participant benefits.

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


                    Notes to Financial Statements, Continued
                    ----------------------------------------


(2)    Summary of Significant Accounting Policies

       Basis of Presentation

       The financial statements of the Plan have been prepared using the accrual basis of accounting, and quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Preparation of the financial statements requires use of Plan administrator's estimates.

       Use of Estimates

       Management of the Plan has made estimates and assumptions relating to the reporting of assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

       Administrative Expenses

       All administrative expenses incurred by the Plan are paid by the sponsor, Redlands Federal Bank.




(3)    Investments

       The following investments represent 5% or more of the Plan's net assets available for benefits:


                                                               December 31
                                                ------------------------------------------
                                                   1997                             1996
                                       ------------------------------    ---------------------------
            Description                   Fair               Cost            Fair           Cost
                                          value                              value
                                       ------------       ----------      ----------      ----------
RedFed Bancorp, Inc., common stock   $    3,159,251        2,145,906      2,682,612       2,011,959

New York Life Anchor Account              1,409,732        1,409,732      1,604,923       1,604,923

Mainstay Multi-Asset  Fund                1,062,017          969,635        979,953         953,810

Mainstay Value Equity Fund                  417,782          424,832        ---             ---

Strong Opportunity Fund                     498,115          498,565        ---             ---

       Net unrealized appreciation in fair value for the year ended December 31, 1997 and 1996 was as follows:

                                                       1997         1996
                                                    ----------   ---------

       Common stock                               $ 1,013,345     670,653
       Mutual funds                                    54,215       6,095
                                                    ----------   ---------

       Net unrealized appreciation in fair value  $ 1,067,560     676,748
                                                    ==========   =========

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                    Notes to Financial Statements, Continued
                    ----------------------------------------


(4)    Related-Party Transactions

       The Plan held 158,956 and 198,712 shares of common stock of RedFed Bancorp Inc. at December 31, 1997 and 1996, respectively.



(5)    Income Taxes

       The Internal Revenue Service has determined and informed the Bank by a letter dated October 15, 1997 that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code (the Code). The Plan has obtained a favorable determination, and is exempt from Federal income taxes under the provisions of Section 401(a) of the Code.

       The Plan has been amended since receiving the determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.


(6)    Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                  1997                1996
                                                                               -----------         -----------
        Net assets available for benefits
             per the financial statements                                      $7,179,137           6,137,809
                  Employee contributions receivable not accrued in
                    the Form 5500                                                 (21,715)            (18,083)
                  Interest receivable not accrued in the Form 5500                 (9,964)             (1,910)
                                                                               -----------         -----------
        Net assets available for benefits per the Form 5500                    $7,147,458          $6,117,816
                                                                               ===========         ===========

(7)     Termination of Plan

       On January 27, 1998, the Board of Directors passed a resolution to terminate the Plan as a result of the acquisition of RedFed Bancorp, Inc. by Golden State Bancorp, Inc.. On May 20, 1998, after receipt of all regulatory approvals, management determined to terminate the Plan effective June 30, 1998. All assets of the Plan will be distributed to participants as instructed within 30 days following the July 10, 1998 acquisition closing date.

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)



                                   Schedule 1



                         Line 27a - Schedule of Assets
                         -----------------------------
                         Held for Investment Purposes
                         ----------------------------


                                December 31, 1997
                                -----------------



                            Identity of issue,           Description of investment, including
Party in interest           Borrower, lessor or            maturity date, rate of interest                              Current
  identification              similar party               collateral, par or maturity value            Cost              value
-----------------   ----------------------------------   ------------------------------------     --------------    --------------

       *            Redfed Bancorp, Inc.                 Common Stock: 158,956 shares             $   2,145,906       3,159,251

       *            New York Life Insurance Co.          New York Life Anchor Account #30558          1,409,732       1,409,732

       *            Mainstay Institutional Funds, Inc.   Mainstay Institutional Multi-Asset Fund        969,635       1,062,017

       *            Mainstay Institutional Funds, Inc.   Mainstay Institutionla Value Equity Fund       424,832         417,782

                    Strong Funds                         Strong Opportunity Fund                        498,565         498,115

                    Various Plan Participants            Participant Loan Fund                          296,874         296,874

       *            Mainstay Institutional Funds, Inc.   Mainstay Institutional Money Market Fund       179,485         179,485

                    Warburg/Pincus Funds                 International Equity Fund                      154,869         124,202
                                                                                                    --------------   ------------

 * Party in interest                                                                              $   6,079,898       7,147,458
                                                                                                    ==============   ============

  See accompanying independent auditors' report.

                              REDLANDS FEDERAL BANK
                          EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


                                  Schedule 2

                Line 27d - Schedule of Reportable Transactions
                ----------------------------------------------
                         Year ended December 31, 1997
                         ----------------------------

                          Description of asset
                           (includes rate and                                                   Expenses
  Identity of party         maturity in case          Purchase      Selling       Lease       incurred with     Cost of
       involved                of a loan)              price         price        rental       transaction        asset
--------------------    ------------------------    -----------   ----------   -----------   ---------------   ----------

Strong Funds             Strong Opportunity Fund    $360,884         ---          ---             ---            360,884

Strong Funds             Strong Opportunity Fund       ---         107,428        ---             ---            101,723


Mainstay institutional   Multi-Asset Fund            108,533         ---          ---             ---            108,533
      Funds, Inc.

Mainstay institutional
      Funds, Inc.        Multi-Asset Fund              ---         257,972        ---             ---            236,346


                          Description of asset              Current value
                           (includes rate and                of asset on
  Identity of party         maturity in case                 transaction               Net gain
       involved                of a loan)                       date                   or (loss)
--------------------    ------------------------         ------------------      --------------------

Strong Funds             Strong Opportunity Fund               360,884                   ---

Strong Funds             Strong Opportunity Fund               107,428                  5,705


Mainstay institutional   Multi-Asset Fund
      Funds, Inc.                                              108,533                   ---

Mainstay institutional
      Funds, Inc.        Multi-Asset Fund                      257,972                 21,626

 See accompanying independent auditors' report.

                                  SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Redlands Federal Bank
                                        Employee 401(k) Savings Plan



                                        By:  /s/ Williams T. Hardy, Jr.
                                             --------------------------------
                                             William T. Hardy, Jr.
                                             Plan Administrator

DATED:   June 25, 1998